Mail Stop 6010


      November 21, 2005

By U.S. Mail and Facsimile to (425) 749-3601

Mr. John Atherly
Chief Financial Officer
eMagin Corporation
2070 Route 52
Hopewell Junction, New York 12533


	RE: 	eMagin Corporation
		Form 10-KSB / A for the Fiscal Year Ended December 31,
2004
Forms 10-QSB / A for the Quarterly Periods Ended March 31, June
30,
and September 30, 2004
		File No. 001-15751


Dear Mr. Atherly:

      We have reviewed your response letter dated November 2, 2005 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004 and Amended Forms 10-QSB for the Quarterly Periods Ended March 31, June 30, and
September 30, 2004

1. Please refer to prior comment 2. We note your revised disclosure that "based upon this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the
Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms." We further note in your revised disclosures, "that our disclosure controls and procedures were not effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in the reports that we file or submit under the
Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms." Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.
Please
revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

		As appropriate, please amend your December 31, 2004 Form 10-KSB, March 31, 2004, June 30, 2004, and September 30, 2004 Form 10-QSBs and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Eric Atallah, Staff Accountant at (202) 551-
3663
or me at (202) 551-3603 regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.


      								Sincerely,


								Jay Webb
								Reviewing Accountant
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John Atherly
eMagin Corporation
November 21, 2005
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